                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                          Frisch's Restaurants, Inc.
                               (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                  358748 10 1
                                (CUSIP Number)

                               Benjamin Nazarian
                             Pioneer Venture Fund
                             2000 Pasadena Avenue
                            Los Angeles, California
                                (213) 223-1114
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              - with a copy to -

                           Thomas M. Cerabino, Esq.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                           New York, New York 10022


                               January 28, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). SEC 1746 (12-91)

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Pioneer Venture Fund
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF, OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                        252,451
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     252,451
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                252,451
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.5%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Union Communications Company
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                         32,612
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                    32,612
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 32,612
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.5%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            DBN Investment Company
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC, OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                         15,704
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                      15,704
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 15,704
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.2%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Benjamin Nazarian
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

             PF, AF, OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        46,324
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                        300,767
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     46,324
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     323,127
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                369,451
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.2%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Dr. Pejman Salimpour
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                PF, OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        22,360
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                        0
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                      22,360
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 22,360
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.3%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Neil Kadisha
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                PF, OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        14,144
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                        0
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     14,144
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 14,144
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.2%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.  358748 10 1
-----------------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Nippon Tex Inc. Profit Sharing Plan dated June 25, 1996
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
      OWNED BY        --------- ----------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                        2,600
        WITH

                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     2,600
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  2,600
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.04%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 EP
----------- ------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

         This Schedule 13D is being filed on behalf of (1) Pioneer Venture Fund, a California general partnership ("PVF"), (2) Union Communications Company, a California limited partnership ("UCC"), (3) DBN Investment Company, a California general partnership ("DBN"), (4) Benjamin Nazarian ("Nazarian"),
(5) Dr. Pejman Salimpour ("Salimpour"), (6) Neil Kadisha ("Kadisha") and (7) Nippon Tex Inc. Profit Sharing Plan dated June 25, 1996, a trust organized under the laws of the State of New York ("Nippon PSP"), relating to the Common Stock, no par value (the "Common Stock"), of Frisch's Restaurants, Inc., an Ohio corporation (the "Company"). Each of the Reporting Persons (defined below) has acquired direct ownership of shares (the "Shares") of the Common Stock.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.  Identity and Background.

          (a) This statement is filed by PVF, UCC, DBN, Nazarian, Salimpour, Kadisha and Nippon PSP (collectively, the "Reporting Persons.") Attached as
Exhibit 1 and incorporated by reference herein is the information required by
Item 2 as to the general partners of PVF, UCC and DBN, and the trustees of Nippon PSP.

         (b) The address of the principal business and principal office of each of PVF, UCC and DBN is 2000 Pasadena Avenue, Los Angeles, California 90031. Nazarian's business address is 2000 Pasadena Avenue, Los Angeles, California 90031. Salimpour's business address is Encino Medical Tower, 16260 Ventura Boulevard, #210, Encino, California 91436. Kadisha's business address is 1931
N. Broadway, Los Angeles, California 90031. The address of the principal business and principal office of Nippon PSP is c/o Nippon Tex Inc., 55 West 39th Street, New York, New York 10018, Attention: Eli Sassouni.

         (c) The principal business of each of PVF, UCC and DBN is that of a partnership engaged in making investments. Nazarian's principal occupation is acting as Vice President, Head of Investments of UCC. Salimpour's principal occupation is physician. Kadisha's principal occupation is acting as President of STADCO, a company engaged in high precision industrial machining. The principal business of Nippon PSP is that of a profit sharing plan. The business address of each of the Reporting Persons is given in response to section (b) above.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by PVF to purchase the Shares it owns directly was $3,562,690.10 and was furnished from (i) a loan from UCC in the amount of $1,801,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, and (ii) a margin loan from Prudential Securities Incorporated ("Prudential"), made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between PVF and Prudential is attached hereto as Exhibit 3 and is incorporated herein by reference.

         The total amount of funds required by UCC to purchase the Shares it owns directly was $388,463.73 and was furnished from margin loans from Prudential and Lehman Brothers Inc. ("Lehman"), made by Prudential and Lehman in the ordinary course of their respective businesses. Copies of the Margin Agreements between UCC and each of Prudential and Lehman are attached hereto as Exhibits 4(a) and 4(b) respectively, and are incorporated herein by reference.

         The total amount of funds required by DBN to purchase the Shares it owns directly was $167,061.24 and was furnished from (i) the working capital of DBN and (ii) a margin loan from Prudential, made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between DBN and Prudential is attached hereto as Exhibit 5 and is incorporated herein by reference.

         The total amount of funds required by Nazarian to purchase the Shares he owns directly was $688,450.32 and was furnished from (i) Nazarian's personal funds, (ii) a loan from UCC in the amount of $400,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference, and (iii) margin loans from Kennedy, Cabot & Co. ("KCC") and Lehman, made by KCC and Lehman in the ordinary course of their respective businesses. Copies of the Margin Agreements between Nazarian and each of KCC and Lehman are attached hereto as Exhibits 7(a) and 7(b) respectively, and are incorporated herein by reference.

         The total amount of funds required by Salimpour to purchase the Shares he owns directly was $279,296 and was furnished from (i) Salimpour's personal funds and (ii) a margin loan from Prudential, made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between Salimpour and Prudential is attached hereto as Exhibit 8 and is incorporated herein by reference.

         The total amount of funds required by Kadisha to purchase the Shares he owns directly was $181,564.50 and was furnished from (i) Kadisha's personal funds and (ii) a margin loan from Prudential, made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between Kadisha and Prudential is attached hereto as Exhibit 9 and is incorporated herein by reference.

         The total amount of funds required by Nippon PSP to purchase the Shares it owns directly was $34,071.50 and was furnished from the working capital of Nippon PSP.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Shares owned by them as an investment. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares of Common Stock, discussing with Company management or other significant holders of the Common Stock matters related to the Company, including but not limited to enhancing shareholder value, and/or seeking representation on the Company's Board of Directors. The Reporting Persons (or any of them) could also determine to dispose of their Shares, in whole or in part, at any time. Any such decision would be based on an assessment by such Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. Any purchases or dispositions of Shares may be effected through open market purchases or other types of transactions.

         Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 386,195 Shares. Based on information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 29, 1997, the Shares held by the Reporting Persons represent approximately 5.4% of the outstanding Shares.

         PVF beneficially owns 252,451 Shares, representing approximately 3.5% of the outstanding Shares. UCC beneficially owns 32,612 Shares, representing approximately 0.5% of the outstanding Shares. DBN beneficially owns 15,704, representing approximately 0.2% of the outstanding Shares. Nazarian directly owns 46,324 Shares, representing approximately 0.6% of the outstanding Shares. Salimpour beneficially owns 22,360 Shares, representing approximately 0.3% of the outstanding Shares. Kadisha beneficially owns 14,144 Shares, representing approximately 0.2% of the outstanding Shares. Nippon PSP beneficially owns 2,600 Shares, representing approximately 0.04% of the outstanding Shares.

         By reason of the control Nazarian exercises with respect to the investments of PVF, UCC and DBN, as described in Item 6, Nazarian may be deemed under Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934 (the "Exchange Act") to own beneficially all of the Shares owned by PVF, UCC and DBN. By reason of a limited power of attorney executed by Salimpour giving Nazarian certain powers as described in Item 6, Nazarian may be deemed under Rule 13d-3 to own beneficially all of the Shares which Salimpour beneficially owns. Thus, Nazarian may be deemed to have beneficial ownership of 369,451 Shares, representing approximately 5.2% of the outstanding Shares.

         (b) Each of PVF, UCC and DBN share with Nazarian the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Shares owned directly by them. Nazarian has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the 46,324 Shares owned directly by him, and shares the power to dispose or to direct the disposition of the 22,360 Shares owned directly by Salimpour. Salimpour has the sole power to vote or to direct the vote of the 22,360 Shares owned directly by him. Both Kadisha and Nippon PSP have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Shares owned by them.

         (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are listed on the attached Exhibit 10, which is incorporated herein by reference. All transactions listed were made through brokers in open market transactions effected on the American Stock Exchange.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)     Not applicable.

Item 6.  Contracts,   Arrangements,   Understandings   or  Relationships   with
         Respect  to  Securities  of  the Issuer.

         Nazarian controls, in practice, the investment decisions of PVF, UCC and DBN.

         Salimpour has executed a limited power of attorney, giving Nazarian shared power of disposition, but not voting power, over the Shares held by Salimpour. This limited power of attorney is attached hereto as Exhibit 11 and is incorporated herein by reference.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 12 and is incorporated herein by reference.

         Except as described herein and by reference to Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Persons as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Information relating to general partners of PVF, UCC and DBN, and the trustees of Nippon PSP

Exhibit 2         Promissory Note made by PVF for the benefit of UCC

Exhibit 3         Margin Agreement between PVF and Prudential

Exhibit 4(a)      Margin Agreement between UCC and Prudential

Exhibit 4(b)      Form of Margin Agreement between UCC and Lehman

Exhibit 5         Margin Agreement between DBN and Prudential

Exhibit 6         Promissory Note made by Nazarian for the benefit of UCC

Exhibit 7(a)      Margin Agreement between Nazarian and KCC

Exhibit 7(b)      Form of  Margin Agreement between Nazarian and Lehman

Exhibit 8         Margin Agreement between Salimpour and Prudential

Exhibit 9         Margin Agreement between Kadisha and Prudential

Exhibit 10 Schedule of transactions in the Common Stock by the Reporting Persons during the past sixty days

Exhibit 11        Limited Power of Attorney of Salimpour

Exhibit 12        Joint Filing Agreement

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1997


                                            PIONEER VENTURE FUND


                                            By: /s/ Benjamin Nazarian
                                          Name: Benjamin Nazarian
                                         Title: General Partner




                                            UNION COMMUNICATIONS COMPANY


                                            By: /s/ Parviz Nazarian
                                          Name: Parviz Nazarian
                                         Title: General Partner




                                            DBN INVESTMENT COMPANY


                                            By: /s/ Benjamin Nazarian
                                          Name: Benjamin Nazarian
                                         Title: General Partner




                                            /s/ Benjamin Nazarian
                                                Benjamin Nazarian




                                            /s/ Dr. Pejman Salimpour
                                                Dr. Pejman Salimpour

                                                 /s/ Neil Kadisha
                                                     Neil Kadisha




                                            NIPPON TEX INC. PROFIT SHARING
                                            PLAN DATED JUNE 25, 1996


                                            By: /s/ Eli Sassouni
                                               Name:  Eli Sassouni
                                               Title:  Trustee